CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended

June 30, 2022 and 2021

(UNAUDITED)

Fortuna Silver Mines Inc.

Condensed Interim Consolidated Income Statements

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Note	2022	2021	2022	2021
Sales	19	$167,871	$120,526	$350,200	$238,348
Cost of sales	20	135,327	72,056	254,155	138,567
Mine operating income		32,544	48,470	96,045	99,781

General and administration	21	14,820	9,161	31,742	17,737
Exploration and evaluation		481	196	983	408
Foreign exchange loss		3,080	2,044	6,050	4,442
Write off of mineral properties		-	-	2,124	-
Other expenses		1,016	1,204	1,288	957
		19,397	12,605	42,187	23,544

Operating income		13,147	35,865	53,858	76,237

Interest and finance costs, net		(3,727)	(2,148)	(6,508)	(4,578)
Gain (loss) on derivatives		5,853	(1,946)	1,677	(204)
Roxgold transaction costs		-	(3,542)	-	(3,542)
		2,126	(7,636)	(4,831)	(8,324)

Income before income taxes		15,273	28,229	49,027	67,913

Income taxes
Current income tax expense		8,992	12,190	20,855	26,169
Deferred income tax expense (recovery)		4,602	(143)	(482)	(840)
		13,594	12,047	20,373	25,329
Net income for the period		$1,679	$16,182	$28,654	$42,584

Net income attributable to:
Fortuna shareholders		$2,329	$16,182	$28,394	$42,584
Non-controlling interest	25	(650)	-	260	-
		$1,679	$16,182	$28,654	$42,584

Earnings per share	18
Basic		$0.01	$0.09	$0.10	$0.23
Diluted		$0.01	$0.08	$0.10	$0.23

Weighted average number of common shares outstanding (000's)
Basic		291,937	185,277	291,765	184,808
Diluted		295,208	196,091	294,654	196,012

The accompanying notes are an integral part of these interim financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Note	2022	2021	2022	2021
Net income for the period		$1,679	$16,182	$28,654	$42,584

Items that will remain permanently in other comprehensive income:
Changes in fair value of investments in equity securities, net of $nil tax		(59)	111	(164)	(104)
Items that may in the future be reclassified to profit or loss:
Currency translation adjustment, net of tax[1]		(3,867)	-	(5,254)	-
Changes in fair value of hedging instruments, net of $nil tax		-	238	70	488
Total other comprehensive (loss) income for the period		(3,926)	349	(5,348)	384
Comprehensive (loss) income for the period		$(2,247)	$16,531	$23,306	$42,968

Comprehensive (loss) income attributable to:
Fortuna shareholders		(1,597)	16,531	23,046	42,968
Non-controlling interest	25	(650)	-	260	-
		$(2,247)	$16,531	$23,306	$42,968

1 For the three and six months ended June 30, 2022, the currency translation adjustment is net of tax expenses of $312 and $282, respectively.

The accompanying notes are an integral part of these interim financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

As at	Note	June 30, 2022	December 31, 2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$116,126	$107,097
Trade and other receivables	5	71,213	76,487
Inventories	6	86,197	85,819
Other current assets	7	14,218	11,679
		287,754	281,082
NON-CURRENT ASSETS
Restricted cash		3,468	2,056
Mineral properties and property, plant and equipment	8	1,728,538	1,712,354
Other assets	9	40,234	26,430
Total assets		$2,059,994	$2,021,922

LIABILITIES
CURRENT LIABILITIES
Trade and other payables	10	$98,195	$133,805
Income taxes payable		16,511	20,563
Current portion of lease obligations	12	10,282	10,523
Current portion of closure and reclamation provisions	15	2,239	1,882
		127,227	166,773
NON-CURRENT LIABILITIES
Debt	13	218,604	157,489
Deferred tax liabilities		191,245	191,668
Closure and reclamation provisions	15	53,530	54,230
Lease obligations	12	15,082	18,882
Other liabilities	14	2,151	3,310
Total liabilities		607,839	592,352

SHAREHOLDERS' EQUITY
Share capital	17	1,079,261	1,079,746
Reserves		23,201	28,785
Retained earnings		295,011	266,617
Equity attributable to Fortuna shareholders		1,397,473	1,375,148
Equity attributable to non-controlling interest	25	54,682	54,422
Total equity		1,452,155	1,429,570

Total liabilities and shareholders' equity		$2,059,994	$2,021,922

Contingencies and Capital Commitments (Note 26)

/s/ Jorge Ganoza Durant	/s/ Kylie Dickson
Jorge Ganoza Durant	Kylie Dickson
Director	Director

The accompanying notes are an integral part of these interim financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Note	2022	2021	2022	2021

Operating activities:
Net income for the period		$1,679	16,182	$28,654	$42,584
Items not involving cash
Depletion and depreciation		42,943	21,515	81,448	39,699
Accretion expense		1,200	783	2,306	1,563
Income taxes		13,594	12,047	20,373	25,329
Interest expense, net		2,529	1,365	4,205	3,015
Share-based payments, net of cash settlements		(1,083)	(734)	(1,823)	(5,196)
Inventory net realizable value adjustments		4,036	-	4,036	(81)
Write off of mineral properties		-	-	2,124	-
Unrealized foreign exchange (gain) loss		(1,898)	976	(1,265)	2,997
Unrealized (gain) loss on derivatives		(5,974)	99	(2,399)	(750)
Other		39	71	110	(152)
Closure and reclamation payments		(64)	(41)	(110)	(65)
Changes in working capital	24	(1,610)	(8,315)	(29,687)	(24,681)
Cash provided by operating activities		55,391	43,948	107,972	84,262
Income taxes paid		(6,170)	(11,354)	(26,246)	(31,002)
Interest paid		(1,997)	(3,322)	(2,351)	(3,386)
Interest received		208	278	602	815
Net cash provided by operating activities		47,432	29,550	79,977	50,689

Investing activities:
Promissory note receivable		-	(35,296)	-	(35,296)
Restricted cash		(910)	-	(1,412)	-
Additions to mineral properties, plant and equipment		(53,986)	(21,477)	(118,978)	(38,462)
Contractor advances on Séguéla construction		(3,194)	-	(3,194)	-
Deposits on long term assets		-	594	-	1,244
Proceeds from sale of assets		-	-	9	-
Recoveries of Lindero construction VAT		-	5,492	-	17,192
Cash used in investing activities		(58,090)	(50,687)	(123,575)	(55,322)

Financing activities:
Proceeds from credit facility	13	20,000	-	60,000	-
Repurchase of common shares	17	(3,009)	-	(3,009)	-
Proceeds from issuance of common shares		-	202	-	202
Payments of lease obligations		(2,966)	(2,400)	(6,197)	(4,839)
Cash provided by (used in) financing activities		14,025	(2,198)	50,794	(4,637)
Effect of exchange rate changes on cash and cash equivalents		2,394	(551)	1,833	(836)
Increase in cash and cash equivalents during the period		5,761	(23,886)	9,029	(10,106)
Cash and cash equivalents, beginning of the period		110,365	145,678	107,097	131,898
Cash and cash equivalents, end of the period		$116,126	$121,792	$116,126	$121,792

Cash and cash equivalents consist of:
Cash		$67,550	$81,134	$67,550	$81,134
Cash equivalents		48,576	40,658	48,576	40,658
Cash and cash equivalents, end of the period		$116,126	$121,792	$116,126	$121,792
Supplemental cash flow information (Note 24)

The accompanying notes are an integral part of these interim financial statements

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Share capital		Reserves
	Note	Number of common shares	Amount	Equity reserve	Hedging reserve	Fair value reserve	Equity component of convertible debentures	Foreign currency reserve	Retained earnings	Non-controlling interest	Total equity
Balance at January 1, 2022		291,529,330	$1,079,746	$27,435	$128	$(696)	$4,825	$(2,907)	$266,617	$54,422	$1,429,570
Total comprehensive income for the period
Net income for the period		-	-	-	-	-	-	-	28,394	260	28,654
Other comprehensive loss for the period		-	-	-	70	(164)	-	(5,254)	-	-	(5,348)
Total comprehensive income for the period		-	-	-	70	(164)	-	(5,254)	28,394	260	23,306

Transactions with owners of the Company
Repurchase of common shares	17	(924,404)	(3,009)	-	-	-	-	-	-	-	(3,009)
Shares issued on vesting of share units		802,762	2,524	(2,524)	-	-	-	-	-	-	-
Share-based payments	16	-	-	2,288	-	-	-	-	-	-	2,288
		(121,642)	(485)	(236)	-	-	-	-	-	-	(721)

Balance at June 30, 2022		291,407,688	$1,079,261	$27,199	$198	$(860)	$4,825	$(8,161)	$295,011	$54,682	$1,452,155

Balance at January 1, 2021		184,195,727	$492,306	$20,086	$(878)	$(424)	$4,825	$1,115	$208,740	$-	$725,770
Total comprehensive income for the period
Net income for the period		-	-	-	-	-	-	-	42,584	-	42,584
Other comprehensive income for the period		-	-	-	488	(104)	-	-	-	-	384
Total comprehensive income for the period		-	-	-	488	(104)	-	-	42,584	-	768,738

Transactions with owners of the Company
Exercise of stock options		40,627	294	(92)	-	-	-	-	-	-	202
Shares issued on vesting of share units		1,083,043	4,344	(4,344)	-	-	-	-	-	-	-
Share-based payments	16	-	-	1,562	-	-	-	-	-	-	1,562
		1,123,670	4,638	(2,874)	-	-	-	-	-	-	1,764

Balance at June 30, 2021		185,319,397	$496,944	$17,212	$(390)	$(528)	$4,825	$1,115	$251,324	$-	$770,502

The accompanying notes are an integral part of these interim financial statements.

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Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

1.   NATURE OF OPERATIONS

Fortuna Silver Mines Inc. (the “Company”) is a publicly traded company incorporated and domiciled in British Columbia, Canada.

The Company is engaged in precious and base metal mining and related activities in Argentina, Burkina Faso, Mexico, Peru, and Côte d’Ivoire. The Company operates the open pit Lindero gold mine (“Lindero”) in northern Argentina, the underground Yaramoko gold mine (“Yaramoko”) in south western Burkina Faso, the underground San Jose silver and gold mine (“San Jose”) in southern Mexico, the underground Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru, and is developing the open pit Séguéla gold mine (“Séguéla”) in south western Côte d’Ivoire.

The Company’s common shares are listed on the New York Stock Exchange under the trading symbol FSM and on the Toronto Stock Exchange under the trading symbol FVI.

The Company’s registered office is located at Suite 650 - 200 Burrard Street, Vancouver, Canada, V6C 3L6.

2.   COVID-19 UNCERTAINTIES

During the six months ended June 30, 2022, there were no Government mandated suspensions of operations at any of our operations in Latin America and West Africa. If an increase of COVID-19 cases were noted in some countries where we operate such as Mexico and Peru, our operations were not significantly impacted by these new variants of COVID-19. Subsequent to the end of the second quarter of 2022, our operations in Latin America have seen an increase in COVID cases. The increase has not affected operations, but the Company is continuing to monitor the situation.

The evolution of COVID-19 is constantly monitored and preventive and reactive health protocols are in place at each mine site for control, isolation, and quarantine, as necessary. These protocols continue to be reviewed and adjusted accordingly to the circumstances at each location. The Company’s focus is the health and safety of the workforce and on measures to prevent and manage the transmission of COVID-19 amongst the workforce and the communities in which the Company operates.

The Company’s operations and financial performance are dependent on it being able to operate at each of its mines and projects.  In view of the constantly changing situation regarding COVID-19 pandemic, including further waves of the virus and the emergence of variant forms of the virus, it is difficult to predict the exact nature and extent of the impact the pandemic may have on the Company’s operations and its business. Outbreaks of COVID-19 in areas where the Company operates or restrictive directives of government and public health authorities could cause delays or disruptions in the Company’s supply chain, restrict access to its mine sites, restrict its ability to transport and ship gold doré and/or metal concentrates, restrict access to processing and refinery facilities, or impediments to market logistics. Suspensions of operations or curtailment of construction activities at the Company’s mines remains a significant risk to its business and operations.

3.   BASIS OF PRESENTATION

Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim financial statements”) were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements.

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Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021, which include information necessary for understanding the Company’s business and financial presentation.

The same accounting policies and methods of computation are followed in these interim financial statements as compared with the most recent annual financial statements.

On August 10, 2022, the Company's Board of Directors approved these interim financial statements for issuance.

Basis of Measurement

These interim financial statements have been prepared on a historical cost basis, except for those assets and liabilities that are measured at fair value (Note 23) at the end of each reporting period.

Adoption of new accounting standards

The Company adopted various amendments to IFRS, which were effective for accounting periods beginning on or after January 1, 2022. The impact of adoption was not significant to the Company's interim financial statements.

4.   USE OF ESTIMATES, ASSUMPTIONS, AND JUDGEMENTS

The preparation of these interim financial statements requires management to make estimates and judgements that affect the reported amounts of assets and liabilities at the period end date and reported amounts of expenses during the reporting period. Such judgements and estimates are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impact of such judgements and estimates are pervasive throughout the interim financial statements, and may require accounting adjustments based on future occurrences. These judgements and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

In preparing these interim financial statements for the three and six months ended June 30, 2022, the Company applied the critical estimates, and judgements as disclosed in note 4 of its audited consolidated financial statements for the year ended December 31, 2021.

5.   TRADE AND OTHER RECEIVABLES

As at	June 30, 2022	December 31, 2021
Trade receivables from doré and concentrate sales	$18,996	$25,718
Advances and other receivables	5,665	4,424
Value added taxes recoverable - operations	46,552	46,345
Trade and other receivables	$71,213	$76,487

The Company’s trade receivables from concentrate and doré sales are expected to be collected in accordance with the terms of the existing concentrate and doré  sales contracts with its customers. No amounts were past due as at June 30, 2022 and December 31, 2021.

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Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

6.   INVENTORIES

As at	Note	June 30, 2022	December 31, 2021
Concentrate stockpiles		$2,128	$1,711
Doré bars		2,219	3,456
Leach pad and gold-in-circuit		30,554	30,321
Ore stockpiles		49,071	39,292
Materials and supplies		36,260	31,437
Total inventories		$120,232	$106,217
Less: non-current portion	9	(34,035)	(20,398)
Current inventories		$86,197	$85,819

During the three and six months ended June 30, 2022, the Company expensed $121.9 million and $228.0 million (three and six months ended June 30, 2021 – $64.2 million and $124.3 million) of inventories to cost of sales. During the three months ended June 30, 2022 a charge of $4.0 million, including $1.5 million related to depletion and depreciation, was recognized to reduce low grade stockpiles at Yaramoko to net realizable value.

7.   OTHER CURRENT ASSETS

As at	June 30, 2022	December 31, 2021
Derivatives	$2,458	$1,490
Prepaid expenses	8,364	8,060
Investments in equity securities	245	416
Income tax recoverable	3,151	1,713
Other current assets	$14,218	$11,679

Investments in equity securities are classified as fair value through other comprehensive income, and any changes in the fair value of the investments are recorded in Other Comprehensive Income (Loss).

8.   MINERAL PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT

	Mineral Properties - Depletable	Mineral Properties - Non depletable	Construction in Progress	Property, Plant & Equipment	Total
COST
Balance at December 31, 2021	$758,112	$719,663	$57,759	$675,486	$2,211,020
Additions	34,238	12,480	55,982	7,399	110,099
Changes in closure and reclamation provision	(1,907)	590	-	(181)	(1,498)
Disposals	-	(2,124)	-	(2,149)	(4,273)
Transfers	1,969		(4,393)	2,424	-
Balance at June 30, 2022	$792,412	$730,609	$109,348	$682,979	$2,315,348
ACCUMULATED DEPLETION
Balance at December 31, 2021	$275,460	$-	$-	$223,206	$498,666
Disposals	-	-	-	(1,121)	(1,121)
Depletion and depreciation	49,611	-	-	39,654	89,265
Balance at June 30, 2022	$325,071	$-	$-	$261,739	$586,811
Net Book Value at June 30, 2022	$467,341	$730,609	$109,348	$421,240	$1,728,538

During the three and six months ended June 30, 2022, the Company capitalized $0.1 million and $0.5 million, respectively, of interest related to the construction of the Séguéla Mine.

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Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Mineral Properties - Depletable	Mineral Properties - Non depletable	Construction in Progress	Property, Plant & Equipment	Total
COST
Balance at December 31, 2020	$327,414	$250,145	$188,960	$378,754	$1,145,273
Acquisition of Roxgold	112,499	697,537	15,047	70,453	895,536
Additions[1]	54,882	12,467	81,343	23,433	172,125
Changes in closure and reclamation provision	2,262	1,552	-	(85)	3,729
Disposals	-	-	-	(5,643)	(5,643)
Transfers	261,055	(242,038)	(227,591)	208,574	-
Balance at December 31, 2021	$758,112	$719,663	$57,759	$675,486	$2,211,020
ACCUMULATED DEPLETION
Balance at December 31, 2020	$191,842	$-	$-	$162,304	$354,146
Disposals	-	-	-	(4,319)	(4,319)
Depletion and depreciation	83,618	-	-	65,221	148,839
Balance at December 31, 2021	$275,460	$-	$-	$223,206	$498,666
Net Book Value at December 31, 2021	$482,652	$719,663	$57,759	$452,280	$1,712,354

1 Included in additions to Construction in Progress is $47.1 million related to the Séguéla project previously classified as additions to Mineral Properties – Non-depletable.

Non-depletable mineral properties include $26.3 million of exploration and evaluation assets (December 31, 2021 - $22.0 million).

9.   OTHER ASSETS

As at	Note	June 30, 2022	December 31, 2021
Ore stockpiles	6	$34,035	$20,398
Value added tax recoverable		3,529	3,426
Income tax recoverable	26(d)	1,134	1,087
Other long-term assets		1,536	1,519
Total other assets		$40,234	$26,430

10.   TRADE AND OTHER PAYABLES

As at	Note	June 30, 2022	December 31, 2021
Trade accounts payable		$67,490	$82,533
Payroll and related payables		16,521	23,311
Mining royalty payable		62	2,416
Other payables		5,723	12,161
Derivative liabilities		1,505	3,077
Share units payable	16(a)(b)(c)	6,894	10,307
Total trade and other payables		$98,195	$133,805

11.   RELATED PARTY TRANSACTIONS

In addition to the related party transactions and balances disclosed elsewhere in these interim financial statements, the Company entered into the following related party transactions during the three and six months ended June 30, 2022, and 2021:

(a)    Purchase of Goods and Services

During the six months ended June 30, 2021, the Company was charged $5 thousand for general and administrative services pursuant to a shared services agreement with Gold Group Management Inc., a company of which Simon Ridgway, the Company’s former Chairman, is a director. Effective February 2, 2021, Mr. Ridgway resigned as director

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Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

and Chairman of the Board, and costs incurred with Gold Group Management Inc. are no longer reported as related party transactions.

(b)    Key Management Personnel

During the six months ended 2022 and 2021, the Company was charged for consulting services by Mario Szotlender, a director of the Company. During the six months ended June 30, 2021, the Company was charged consulting services by Mill Street Services Ltd., a company of which Mr. Ridgway, the Company’s former Chairman, is a director. Effective February 2, 2021, Mr. Ridgway resigned as director and Chairman of the Board, and costs associated incurred with Mill Street Services Ltd. are no longer reported as related party transactions

Amounts paid to key management personnel were as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Salaries and benefits	$3,720	$1,899	$6,979	$3,796
Directors fees	238	153	540	311
Consulting fees	17	18	35	42
Share-based payments	(3,535)	965	2,963	581
	$440	$3,035	$10,517	$4,730

12.   LEASE OBLIGATIONS

	Minimum lease payments
As at	June 30, 2022	December 31, 2021
Less than one year	$11,529	$12,292
Between one and five years	7,680	13,380
More than five years	17,641	15,983
	36,850	41,655
Less: future finance charges	(11,486)	(12,250)
Present value of minimum lease payments	25,364	29,405
Less: current portion	(10,282)	(10,523)
Non-current portion	$15,082	$18,882

13.   DEBT

The following table summarizes the changes in debt:

	Credit Facility	Convertible debentures	Total
Balance at December 31, 2020	$119,850	38,766	$158,616
Transaction costs	(3,036)	-	(3,036)
Acquisition of Roxgold	31,711	-	31,711
Amortization of discount	242	1,641	1,883
Extinguishment of debt	603	-	603
Payments	(32,288)	-	(32,288)
Balance at December 31, 2021	117,082	40,407	157,489
Drawdown	60,000	-	60,000
Amortization of discount	300	815	1,115
Balance at June 30, 2022	$177,382	$41,222	$218,604

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Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

During the six months ended June 30, 2022, the Company drew down $60.0 million from its Credit Facility. As at June 30, 2022, the Company was in compliance with all of the covenants under the Credit Facility.

14.   OTHER LIABILITIES

As at	Note	June 30, 2022	December 31, 2021
Restricted share units	16(b)	$747	$1,437
Other non-current liabilities		1,404	1,873
		$2,151	$3,310

15.   CLOSURE AND RECLAMATION PROVISIONS

The following table summarizes the changes in closure and reclamation provisions:

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Mine	Yaramoko Mine	Séguéla Project	Total
Balance at December 31, 2021	$14,898	$7,128	$19,639	$12,895	$1,552	$56,112
Changes in estimate	(951)	(597)	(1,736)	1,196	590	(1,498)
Reclamation expenditures	(56)	(54)	-	-	-	(110)
Accretion	366	322	222	134	-	1,044
Effect of changes in foreign exchange rates	-	221	-	-	-	221
Balance at June 30, 2022	14,257	7,020	18,125	14,225	2,142	55,769
Less: Current portion	(1,573)	(666)	-	-	-	(2,239)
Non-current portion	$12,684	$6,354	$18,125	$14,225	$2,142	$53,530

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Project	Yaramoko Mine	Séguéla Project	Total
Balance at December 31, 2020	$14,761	$5,905	$19,684	$-	$-	$40,350
Acquisition of Roxgold	-	-	-	11,122	-	11,122
Changes in estimate	(152)	1,142	(422)	1,609	1,552	3,729
Reclamation expenditures	(180)	(173)	-	-	-	(353)
Accretion	469	439	377	164	-	1,449
Effect of changes in foreign exchange rates	-	(185)	-	-	-	(185)
Balance at December 31, 2021	14,898	7,128	19,639	12,895	1,552	56,112
Less: Current portion	(1,230)	(652)	-	-	-	(1,882)
Non-current portion	$13,668	$6,476	$19,639	$12,895	$1,552	$54,230

The following table summarizes certain key inputs used in determining the present value of reclamation costs related to mine and development sites:

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Mine	Yaramoko Mine	Séguéla Project	Total
Undiscounted uninflated estimated cash flow	$15,816	$8,081	$19,880	$12,257	$1,619	$57,653
Discount rate	5.33%	9.01%	3.38%	2.43%	2.43%
Inflation rate	2.30%	6.01%	7.40%	6.00%	5.50%

The Company is expecting to incur progressive reclamation costs throughout the life of its mines.

Page | 11

Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

16.   SHARE BASED PAYMENTS

During the three and six months ended June 30, 2022, the Company recognized share-based payments of $0.4 million and $3.9 million (three and six months ended June 30, 2021 - $1.0 million and $0.5 million, respectively) related to the amortization of deferred, restricted and performance share units and $nil million and $0.1 million (three and six months ended June 30, 2021 – $nil) related to amortization of stock options.

(a)	Deferred Share Units (DSUs)

	Cash Settled
	Number of DSUs	Fair Value
Outstanding, December 31, 2020	1,124,519	$9,239
Granted	55,245	347
Units paid out in cash	(374,709)	(3,436)
Changes in fair value	-	(3,013)
Outstanding, December 31, 2021	805,055	3,137
Granted	117,643	452
Changes in fair value	-	(968)
Outstanding, June 30, 2022	922,698	$2,621

(b)	Restricted Share Units (RSUs)

	Cash Settled		Equity Settled
	Number of RSUs	Fair Value	Number of RSUs
Outstanding, December 31, 2020	1,367,490	$5,392	1,533,366
Granted	677,250	4,111	-
Units paid out in cash	(618,357)	(2,484)	-
Assumed on acquisition	328,254	1,590	1,091,395
Vested and paid out in shares	-	-	(655,267)
Transferred from equity to cash settled	260,444	-	(260,444)
Forfeited or cancelled	(155,942)	(54)	(64,589)
Changes in fair value and vesting	-	(3,052)	-
Outstanding, December 31, 2021	1,859,139	5,503	1,644,461
Granted	1,348,538	5,264	-
Units paid out in cash	(629,668)	(3,622)	-
Vested and paid out in shares	-	-	(624,909)
Transferred from equity to cash settled	39,294	-	(39,294)
Transferred from cash to equity settled	(155,674)	-	155,674
Forfeited or cancelled	(18,890)	-	(10,600)
Changes in fair value and vesting	-	(4,032)	-
Outstanding, June 30, 2022	2,442,739	3,113	1,125,332
Less: current portion		(2,366)
Non-current portion		$747

Page | 12

Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(c)    Performance Share Units

	Cash Settled		Equity Settled
	Number of PSUs	Fair Value	Number of PSUs
Outstanding, December 31, 2020	-	$-	839,170
Assumed on acquisition	515,008	2,390	508,688
Granted	-	-	1,196,012
Forfeited or cancelled	-	-	(206,798)
Vested and paid out in shares	-	-	(491,185)
Changes in fair value and vesting	-	714	-
Outstanding, December 31, 2021	515,008	3,104	1,845,887
Granted	-	-	824,768
Forfeited or cancelled	-	-	(177,858)
Units paid out in cash	(425,956)	(1,959)	-
Transferred from equity to cash settled	168,452	569	(168,452)
Vested and paid out in shares	-	-	(177,853)
Change in fair value and vesting	-	193	-
Outstanding, June 30, 2022	257,504	$1,907	2,146,492

(d)    Stock Options

The Company’s Stock Option Plan, as amended and approved from time to time, permits the Company to issue up to 12,200,000 stock options. As at June 30, 2022, a total of 2,441,061 stock options are available for issuance under the plan.

	Number of stock options	Weighted average exercise price
		Canadian dollars
Outstanding, December 31, 2020	1,054,570	$6.28
Exercised	(68,927)	4.99
Assumed on acquisition	405,240	3.77
Expired unexercised	(141,500)	3.22
Outstanding, December 31, 2021	1,249,383	5.88
Expired unexercised	(612,565)	6.16
Outstanding, June 30, 2022	636,818	$5.62
Vested and exercisable, December 31, 2021	1,249,383	$5.88
Vested and exercisable, June 30, 2022	636,818	$5.62

17.   SHARE CAPITAL

Authorized Share Capital

The Company has an unlimited number of common shares without par value authorized for issue.

On May 2, 2022, the Company initiated a share repurchase program to purchase up to five percent of its issued and outstanding common shares, expiring on the earlier of May 1, 2023 and the date on which Fortuna has acquired the maximum number of common shares allowable under the Normal Course Issuer Bid (“NCIB”) or the date on which Fortuna otherwise decides not to make any further repurchases under the NCIB. During the three months ended June 30, 2022 the Company acquired and cancelled 924,404 common shares through this program at an average cost of $3.25 per share for a total cost of $3.0 million.

Page | 13

Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

18.    EARNINGS PER SHARE

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Basic:
Net income attributable to Fortuna shareholders	$2,329	$16,182	$28,394	$42,584
Weighted average number of shares (000's)	291,937	185,277	291,765	184,808
Earnings per share - basic	$0.01	$0.09	$0.10	$0.23

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Diluted:
Net income attributable to Fortuna shareholders	$2,329	$16,182	$28,394	$42,584
Add: finance costs on convertible debt, net of $nil tax	-	939	-	1,855
Diluted net income for the period	$2,329	$17,121	$28,394	$44,439

Weighted average number of shares (000's)	291,937	185,277	291,765	184,808
Incremental shares from dilutive potential shares	3,272	10,814	2,889	11,204
Weighted average diluted number of shares (000's)	295,208	196,091	294,654	196,012
Earnings per share - diluted	$0.01	$0.08	$0.10	$0.23

During the three and six months ended June 30, 2022, an aggregate of 9,188,000 potential shares issuable on conversion of the debentures were excluded from the diluted earnings per share calculation as their effect would have been anti-dilutive (three and six months ended June 30, 2021 – nil and nil, respectively).

19.   SALES

The Company’s geographical analysis of revenue from contracts with customers attributed to the location of the products produced, is as follows:

	Three months ended June 30, 2022
	Peru	Mexico	Argentina	Burkina Faso	Total
Silver-gold concentrates	$-	$44,868	$-	$-	$44,868
Silver-lead concentrates	11,361	-	-	-	11,361
Zinc concentrates	15,101	-	-	-	15,101
Gold dore	-	-	57,207	45,946	103,153
Provisional pricing adjustments	(1,254)	(5,309)	(49)	-	(6,612)
Sales to external customers	$25,208	$39,559	$57,158	$45,946	$167,871

	Three months ended June 30, 2021
	Peru	Mexico	Argentina	Burkina Faso	Total
Silver-gold concentrates	$-	$59,265	$-	$-	$59,265
Silver-lead concentrates	15,304	-	-	-	15,304
Zinc concentrates	10,384	-	-	-	10,384
Gold dore	-	-	34,216	-	34,216
Provisional pricing adjustments	302	1,055	-	-	1,357
Sales to external customers	$25,990	$60,320	$34,216	$-	$120,526

Page | 14

Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Six months ended June 30, 2022
	Peru	Mexico	Argentina	Burkina Faso	Total
Silver-gold concentrates	$-	$89,122	$-	$-	$89,122
Silver-lead concentrates	25,635	-	-	-	25,635
Zinc concentrates	27,447	-	-	-	27,447
Gold doré	-	-	111,623	101,389	213,012
Provisional pricing adjustments	(1,059)	(3,639)	(318)	-	(5,016)
Sales to external customers	$52,023	$85,483	$111,305	$101,389	$350,200

	Six months ended June 30, 2021
	Peru	Mexico	Argentina	Burkina Faso	Total
Silver-gold concentrates	$-	$117,552	$-	$-	$117,552
Silver-lead concentrates	29,775	-	-	-	29,775
Zinc concentrates	20,853	-	-	-	20,853
Gold doré	-	-	71,606	-	71,606
Provisional pricing adjustments	464	(1,902)	-	-	(1,438)
Sales to external customers	$51,092	$115,650	$71,606	$-	$238,348

	Three months ended June 30,		Six months ended June 30, 2022
	2022	2021	2022	2021
Customer 1	$55,861	$34,216	$111,305	$71,606
Customer 2	47,242	-	101,389	-
Customer 3	25,208	25,988	52,023	51,091
Customer 4	8,278	4,545	31,304	4,545
Customer 5	14,240	36,646	28,639	49,046
Customer 6	17,042	14,028	25,540	14,028
Customer 7	-	5,103	-	48,032
	$167,871	$120,526	$350,200	$238,348

From time to time, the Company mitigates the price risk associated with its base metal production by entering into forward sale and collar contracts for some of its forecasted base metal production and non-metal commodities.

During the three and six months ended June 30, 2022, the Company recognized $0.6 million and $1.2 million of realized losses on the settlement of forward sale and collar contracts (three and six months ended June 30, 2021 - $1.8 million and $1.0 million, respectively), and $6.4 million and $2.9 million of unrealized gains, from changes in the fair value of the open positions (three and six months ended June 30, 2021 – $0.1 million unrealized loss and $0.8 million unrealized gain, respectively).

20.   COST OF SALES

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Direct mining costs	$67,199	$37,114	$126,767	$72,208
Salaries and benefits	11,493	7,499	22,256	14,566
Workers' participation	490	2,219	1,831	4,568
Depletion and depreciation	43,506	21,196	81,683	39,108
Royalties and other taxes	8,603	4,028	17,582	8,198
Inventory net realizable value adjustments	4,036	-	4,036	(81)
Cost of Sales	$135,327	$72,056	$254,155	$138,567

Page | 15

Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

For the three and six months ended June 30, 2022, depletion and depreciation includes $2.3 million and $4.5 million, respectively, of depreciation related to right-of-use assets (three and six months ended June 30, 2021 - $0.9 million and $1.8 million, respectively).

21.   GENERAL AND ADMINISTRATION

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
General and administration	$14,340	$7,637	$27,384	$16,119
Workers' participation	120	536	382	1,070
	14,460	8,173	27,766	17,189
Share-based payments	360	988	3,976	548
General and Administration	$14,820	$9,161	$31,742	$17,737

22.   SEGMENTED INFORMATION

The following summary describes the operations of each reportable segment:

●	Mansfield Minera S.A. (“Mansfield”) – operates the Lindero gold mine
●	Roxgold SANU S.A. (“Sanu”) – operates the Yaramoko gold mine
●	Roxgold SANGO S.A. (“Sango”) – construction of the Séguéla mine
●	Compania Minera Cuzcatlan S.A. de C.V. (“Cuzcatlan”) – operates the San Jose silver-gold mine
●	Minera Bateas S.A.C. (“Bateas”) – operates the Caylloma silver, lead and zinc mine
●	Corporate – corporate stewardship

	Three months ended June 30, 2022
	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Revenues from external customers	$57,158	$45,947	$-	$39,559	$25,207	$-	$167,871
Cost of sales before depreciation and depletion	(26,222)	(29,614)	-	(23,160)	(12,825)	-	(91,821)
Depreciation and depletion in cost of sales	(15,104)	(14,626)	-	(9,318)	(4,458)	-	(43,506)
General, and administration	(2,580)	(472)	(95)	(1,775)	(1,286)	(8,612)	(14,820)
Other (expenses) income	(637)	(3,760)	(225)	(317)	(27)	389	(4,577)
Finance items	(523)	(160)	(558)	28	4,675	(1,335)	2,126
Segment income (loss) before taxes	12,091	(2,685)	(878)	5,017	11,286	(9,559)	15,273
Income taxes	(1,005)	(1,516)	-	(1,369)	(5,970)	(3,734)	(13,594)
Segment income (loss) after taxes	$11,086	$(4,201)	$(878)	$3,648	$5,316	$(13,293)	$1,679

	Three months ended June 30, 2021
	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Revenues from external customers	$34,216	$-	$-	$60,321	$25,989	$-	$120,526
Cost of sales before depreciation and depletion	(15,105)	-	-	(23,307)	(12,448)	-	(50,860)
Depreciation and depletion in cost of sales	(9,175)	-	-	(8,056)	(3,965)	-	(21,196)
General and administration	(1,520)	-	-	(2,309)	(1,052)	(4,280)	(9,161)
Other (expenses) income	(1,251)	-	-	(2,060)	227	(360)	(3,444)
Finance items	88	-	-	(1,465)	(1,786)	(4,473)	(7,636)
Segment income (loss) before taxes	7,253	-	-	23,124	6,965	(9,113)	28,229
Income taxes	(519)	-	-	(7,191)	(2,980)	(1,357)	(12,047)
Segment income (loss) after taxes	$6,734	$-	$-	$15,933	$3,985	(10,470)	$16,182

Page | 16

Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Six months ended June 30, 2022
	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Revenues from external customers	$111,305	$101,389	$-	$85,483	$52,023	$-	$350,200
Cost of sales before depreciation and depletion	(49,393)	(53,628)	-	(43,772)	(25,679)	-	(172,472)
Depreciation and depletion in cost of sales	(27,801)	(28,653)	-	(17,605)	(7,624)	-	(81,683)
General and administration	(4,518)	(882)	(172)	(3,656)	(2,484)	(20,030)	(31,742)
Other (expenses) income	(1,272)	(4,493)	(945)	(3,900)	(528)	693	(10,445)
Finance items	(735)	(423)	(727)	(496)	(767)	(1,683)	(4,831)
Segment income (loss) before taxes	27,586	13,310	(1,844)	16,054	14,941	(21,020)	49,027
Income taxes	(1,917)	(4,945)	405	(4,334)	(4,944)	(4,638)	(20,373)
Segment income (loss) after taxes	$25,669	$8,365	$(1,439)	$11,720	$9,997	$(25,658)	$28,654

	Six months ended June 30, 2021
	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Revenues from external customers	$71,606	$-	$-	$115,650	$51,092	$-	$238,348
Cost of sales before depreciation and depletion	(31,046)	-	-	(44,411)	(24,004)	-	(99,461)
Depreciation and depletion in cost of sales	(15,420)	-	-	(15,660)	(8,026)	-	(39,106)
General and administration	(2,699)	-	-	(4,493)	(2,480)	(8,065)	(17,737)
Other (expenses) income	(3,529)	-	-	(2,029)	326	(575)	(5,807)
Finance items	(140)	-	-	(729)	(1,827)	(5,628)	(8,324)
Segment income (loss) before taxes	18,772	-	-	48,328	15,081	(14,268)	67,913
Income taxes	(1,300)	-	-	(15,977)	(6,018)	(2,034)	(25,329)
Segment income (loss) after taxes	$17,472	$-	$-	$32,351	$9,063	$(16,302)	$42,584

As at June 30, 2022	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Total assets	$611,351	$273,552	$808,967	$233,118	$130,741	$2,265	$2,059,994
Total liabilities	$48,785	$61,046	$175,211	$30,588	$48,023	$244,186	$607,839
Capital expenditures[1]	$10,278	$21,974	$56,904	$13,846	$7,097	$-	$110,099
[1] Capital expenditures are on an accrual basis for the six months ended June 30, 2022

As at December 31, 2021	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Total assets	$613,584	$249,153	$760,220	$239,448	$128,012	$31,505	$2,021,922
Total liabilities	$51,544	$67,229	$186,981	$48,094	$54,863	$183,641	$592,352
Capital expenditures[1]	$40,845	$22,856	$56,614	$26,962	$24,848	$-	$172,125
[1] Capital expenditures are on an accrual basis for the year ended December 31, 2021

23.   FAIR VALUE MEASUREMENTS

During the three and six months ended June 30, 2022, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not measured at fair value is not presented if the carrying amount is a reasonable approximation of fair value.

Page | 17

Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Carrying value				Fair value
June 30, 2022	Fair Value through OCI	Fair value through profit or loss	Amortized cost	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Investments in equity securities	$245	$-	$-	$245	$245	$-	$-	$-
Trade receivables concentrate sales	-	17,607	-	17,607	-	17,607	-	-
Fuel hedge contracts asset	-	2,457	-	2,457	-	2,457	-	-
	$245	$20,064	$-	$20,309	$245	$20,064	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$116,126	$116,126	$-	$-	$-	$116,126
Trade receivables doré sales	-	-	1,389	1,389	-	-	-	1,389
Other receivables	-	-	5,665	5,665	-	-	-	5,665
	$-	$-	$123,180	$123,180	$-	$-	$-	$123,180

Financial liabilities measured at Fair Value
Metal forward sale and collar contracts liability	-	(13)	-	(13)	-	(13)	-	-
Foreign exchange forward contracts liability	-	(1,490)	-	(1,490)	-	(1,490)	-	-
	$-	$(1,503)	$-	$(1,503)	$-	$(1,503)	$-	$-

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(67,490)	$(67,490)	$-	$-	$-	$(67,490)
Payroll payable	-	-	(16,521)	(16,521)	-	-	-	(16,521)
Credit facilities	-	-	(177,382)	(177,382)	-	(180,000)	-	-
Convertible debentures	-	-	(41,222)	(41,222)	-	(45,080)	-	-
Other payables	-	-	(32,581)	(32,581)	-	-	-	(32,581)
	$-	$-	$(335,196)	$(335,196)	$-	$(225,080)	$-	$(116,592)

Page | 18

Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Carrying value				Fair value
December 31, 2021	Fair Value through OCI	Fair value through profit or loss	Amortized cost	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Investments in equity securities	$496	$-	$-	$496	$496	$-	$-	$-
Trade receivables concentrate sales	-	23,298	-	23,298	-	23,298	-	-
Fuel hedge contracts asset	-	1,619	-	1,619	-	1,619	-	-
	$496	$24,917	$-	$25,413	$496	$24,917	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$107,097	$107,097	$-	$-	$-	$107,097
Trade receivables doré sales	-	-	2,420	2,420	-	-	-	2,420
Other receivables	-	-	4,424	4,424	-	-	-	4,424
	$-	$-	$113,941	$113,941	$-	$-	$-	$113,941

Financial liabilities measured at Fair Value
Interest rate swap liability	$(78)	$-	$-	$(78)	$-	$(78)	$-	$-
Metal forward sales contracts liability	-	(2,547)	-	(2,547)	-	(2,547)	-	-
Fuel forward contracts liability	-	(508)	-	(508)	-	(508)	-	-
	$(78)	$(3,055)	$-	$(3,133)	$-	$(3,133)	$-	$-

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(80,925)	$(80,925)	$-	$-	$-	$(80,925)
Payroll payable	-	-	(23,311)	(23,311)	-	-	-	(23,311)
Credit facilities	-	-	(117,082)	(117,082)	-	(120,000)	-	-
Convertible debentures	-	-	(40,407)	(40,407)	-	(50,614)	-	-
Other payables	-	-	(44,427)	(44,427)	-	-	-	(44,427)
	$-	$-	$(306,152)	$(306,152)	$-	$(170,614)	$-	$(148,663)

Page | 19

Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

24.   SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital for the three and six months ended June 30, 2022 and 2021 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Trade and other receivables	$13,563	$(99)	$3,447	$(16,333)
Prepaid expenses	1,350	(1,112)	2,404	(3,089)
Inventories	(1,561)	(7,061)	(10,918)	(10,193)
Trade and other payables	(14,962)	(43)	(24,620)	4,934
Total changes in working capital	$(1,610)	$(8,315)	$(29,687)	$(24,681)

The changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes for the years as set out below are as follows:

	Bank loan	Convertible debentures	Lease obligations
As at December 31, 2020	$119,850	$38,766	$19,497
Additions	-	-	7,397
Terminations	-	-	(1,203)
Acquisition of Roxgold	31,711	-	13,597
Interest	845	1,641	2,336
Payments	(32,288)	-	(11,928)
Transaction costs	(3,036)	-	-
Foreign exchange	-	-	(291)
Changes in fair value	-	-	-
As at December 31, 2021	117,082	40,407	29,405
Additions	60,000	-	1,151
Terminations	-	-	(594)
Interest	300	815	1,417
Payments	-	-	(6,197)
Foreign exchange	-	-	182
Changes in fair value	-	-	-
As at June 30, 2022	$177,382	$41,222	$25,364

The significant non-cash financing and investing transactions during the three and six months ended June 30, 2022 and 2021  are as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Mineral properties, plant and equipment changes in closure and reclamation provision	$759	$6,141	$1,498	$2,854
Stock options allocated to share capital upon exercise	$-	$92	$-	$92
Additions to right of use assets	$(338)	$(11)	$(1,151)	$(1,179)
Share units allocated to share capital upon settlement	$1,164	$401	$2,524	$4,344

25.  NON-CONTROLLING INTEREST

As at June 30, 2022, the non-controlling interest (“NCI”) of the Government of Burkina Faso, which represents a 10% interest in Roxgold SANU S.A. totalled $12.7 million. The income attributable to the NCI for the three and six months

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Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

ended June 30, 2022, totalling $0.4 million net loss and $0.6 million net income, respectively, is based on the net income (loss) for Yaramoko.

As at June 30, 2022, the NCI of the Government of Côte d’Ivoire, which represents a 10% interest in Roxgold Sango S.A. totalled $42.0 million. The loss attributable to the NCI for the three and six months ended June 30, 2022, totalling $0.2 million and $0.4 million, respectively, is based on the net loss for Séguéla.

26.   CONTINGENCIES AND CAPITAL COMMITMENTS

(a)    Caylloma Letter of Guarantee

The Caylloma mine closure plan, as amended, that was in effect in January 2021, included total undiscounted closure costs of $11.4 million, which consisted of progressive closure activities of $3.5 million, final closure activities of $7.2 million, and post closure activities of $0.8 million pursuant to the terms of the Mine Closing Law.

Under the terms of the current Mine Closing Law, the Company is required to provide the Peruvian Government with a guarantee in respect of the Caylloma mine closure plan as it relates to final closure activities and post-closure activities and related taxes. In 2022, the Company provided a bank letter of guarantee of $10.8 million to the Peruvian Government in respect of such closure costs and taxes.

(b)    San Jose Letter of Guarantee

The Company has established three letters of guarantee in the aggregate amount of $1.0 million to fulfill its environmental obligations under the terms and conditions of the Environmental Impact Statements issued by the Secretaria de Medio Ambiente y Recursos Naturales (“SEMARNAT”) in 2009 in respect of the construction of the San Jose mine, and in 2017 and 2020 with respect to the expansion of the dry stack tailings facility at the San Jose mine. The letters of guarantee expire on December 31, 2023, March 5, 2023, and September 17, 2022, respectively.

(c)    Other Commitments

As at June 30, 2022, the Company had capital commitments of $1.9 million and $1.0 million for civil work, equipment purchases and other services at the Lindero and San Jose Mines, respectively, which are expected to be expended within one year.

As of June 30, 2022, the Company had capital commitments of $37.0 million for the construction of the Séguéla Mine, with $31.8 million expected to be expended within one year.

The Company entered into an agreement with a service provider wherein if the Company terminates the agreement prior to the end of its term, the Company would be required to make an early termination payment, which is reduced monthly over 30 months, and in certain circumstances, could be required to make other payments that will be negotiated between the Company and the service provider. If the Company had terminated the agreement at June 30, 2022 it would have been subject to an early termination payment of $4.1 million.

(d)    Tax Contingencies

The Company is, from time to time, involved in various tax assessments arising in the ordinary course of business. The Company cannot reasonably predict the likelihood or outcome of these actions. The Company has recognised tax provisions with respect to current assessments received from the tax authorities in the various jurisdictions in which the Company operates, and from any uncertain tax positions identified. For those amounts recognised related

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Fortuna Silver Mines Inc.

Notes to Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

to current tax assessments received, the provision is based on management's best estimate of the outcome of those assessments, based on the validity of the issues in the assessment, management's support for their position, and the expectation with respect to any negotiations to settle the assessment. Management re-evaluates the outstanding tax assessments regularly to update their estimates related to the outcome for those assessments taking into account the criteria above.

Peru

The Company was assessed $1.1 million (4.3 million Peruvian soles), including interest and penalties of $0.6 million (2.4 million Peruvian soles), for the 2010 tax year by SUNAT, the Peruvian tax authority, with respect to the deduction of certain losses arising from derivative instruments.  The Company has applied to the Peruvian tax court to appeal the assessment.

On January 22, 2019, the Peruvian tax court reaffirmed SUNAT’s position and denied the deduction. The Company believes the assessment is inconsistent with Peruvian tax law and that it is probable the Company will succeed on appeal through the Peruvian legal system. The Company has paid the disputed amount in full and has initiated proceedings through the Peruvian legal system to appeal the decision of the Peruvian tax court.

As at June 30, 2022, the Company has recorded the amount paid of $1.1 million (4.3 million Peruvian soles) in other long-term assets, as the Company believes it is probable that the appeal will be successful (Note 9).

(e)    Other Contingencies

The Company is subject to various investigations and other claims, legal, labor, and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably for the Company. Certain conditions may exist as of the date these interim financial statements are issued that may result in a loss to the Company. None of these matters is expected to have a material effect on the results of operations or financial conditions of the Company.

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